                                                                               TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                     T: (604) 687-3520             F: (604) 688-3392

June 28, 2012                                                                                                            NR 15 - 2012

Avrupa provides Kosovo exploration update

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New Slivovo license acquired

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Sampling and prospecting completed at Koritnik

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Kosovo pages updated on Avrupa website

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the mining bureau of Kosovo (ICMM) has awarded the Slivovo exploration license to the Company.  The license covers an attractive massive sulfide target that Avrupa geologists discovered last year.  The 15 km2 license is located in the Trepça Mineral Belt of the Vardar Zone, a long-term producing district of silver and base metals.

Paul Kuhn, President & CEO, commented, “The acquisition of the Slivovo license resulted from our regional prospecting program in Europe.  The exploration program in Kosovo is part of Avrupa’s plan to acquire prospective targets at low cost, complete early stage exploration work to validate the geological targets, and then option the projects to qualified partners for further work and potential discoveries.”

Avrupa’s geological team also completed first-pass sampling, prospecting, and reconnaissance-style geological mapping on the Koritnik license in southern Kosovo.  Initial sample results indicate the possibility for precious metal mineralization related to parallel NE-trending structures cutting intrusive rocks of the Sharr-Dragash complex.  Further sample results are expected in the next few weeks.

Avrupa continues to entertain joint venture possibilities for the Kosovo exploration program.  At least four base metal targets are drill-ready on three separate licenses, while the three other licenses cover attractive early-stage base and precious metal possibilities.

The Company recently updated the Kosovo pages on its website.  For further information, please visit the Kosovo Projects front page at the following link: http://www.avrupaminerals.com/projects/kosovo/.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including eight in Portugal covering 2,532 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Three licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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